SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No. 10)
LNB Bancorp, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
502100-10-0

(CUSIP Number)
Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 E. 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 15, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	502100-10-0	Page	2	of	5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard M. Osborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		200,100*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		200,100*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

200,100*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

2.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Shares owned by the Richard M. Osborne Trust.

CUSIP No.	502100-10-0	Page	3	of	5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard M. Osborne Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		200,100

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		200,100

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

200,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

2.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	502100-10-0	Page	4	of	5
Introduction.
     This Amendment No. 10 to Schedule 13D (this “Amendment”) relating to shares of common stock, par value $1.00 per share, of LNB Bancorp, Inc. (“LNB”), an Ohio corporation, is filed by Richard M. Osborne and the Richard M. Osborne Trust (the “Osborne Trust”), an Ohio trust.
     Pursuant to Rule 13d-1(k), AMG Investments, LLC, an Ohio limited liability company, Richard M. Osborne, the Osborne Trust, CCAG Limited Partnership, an Ohio limited partnership, and the Steven A. Calabrese Profit Sharing Trust, an Ohio trust (together, the “Group”), constitute a group for purposes of Schedule 13D. Mr. Osborne and Mr. Calabrese are the managing members of AMG.
Item 4. Purpose of Transaction.
     Item 4 is amended and supplemented as follows:
     On December 15, 2008, the Osborne Trust requested a shareholder list from LNB for the purpose of communicating with other shareholders regarding the affairs of LNB. This request is attached as Exhibit 7.1.
     As explained in the Group’s previous amendments to Schedule 13D filed with the Securities and Exchange Commission, Mr. Osborne, Mr. Calabrese and AMG designated Daniel G. Merkel and Thomas P. Perciak to the board of directors of LNB pursuant to the terms of the settlement agreement between LNB and Mr. Osborne, Mr. Calabrese and AMG dated April 18, 2008. On September 30, 2008, Mr. Osborne, Mr. Calabrese and AMG, in a letter to LNB filed as Exhibit 7.1 to the Group’s Amendment No. 9 to Schedule 13D dated September 30, 2008, irrevocably waived their right to designate nominees to LNB’s board pursuant to the settlement agreement and confirmed that Mr. Merkel and Mr. Perciak were no longer designees of AMG, Mr. Osborne and Mr. Calabrese. Subsequently, Mr. Osborne was informed that Mr. Merkel and Mr. Perciak offered to resign from LNB’s board, which resignations were not accepted by LNB due to the positive contributions of Mr. Merkel and Mr. Perciak to LNB.
     As a result of the waiver of their right to designate nominees and Mr. Merkel and Mr. Perciak’s proffered (albeit not accepted) resignations, Mr. Osborne believes that the “standstill” restrictions contained in the settlement agreement have terminated pursuant to the terms of the agreement.
Item 7. Material to be Filed as Exhibits.
7.1	Letter from Richard M. Osborne Trust to LNB Bancorp, Inc. dated December 15, 2008

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 29, 2008

/s/ Richard M. Osborne
Richard M. Osborne, Individually

Richard M. Osborne Trust
/s/ Richard M. Osborne
By: Richard M. Osborne, sole trustee

EXHIBIT INDEX

Exhibit Number	Description

7.1	Letter from Richard M. Osborne Trust to LNB Bancorp, Inc. dated December 15, 2008